February 28, 2008

Robert M. Baker, President
International Gold Corp.
789 West Pender Street, Suite 1010
Vancouver, British Columbia
Canada V6C 1H2

>   **Re: International Gold Corp.**
>   **Amendment No. 5 to Registration Statement on**
>   **Form SB-2**
>   **Filed February 8, 2008**
>   **File No. 333-123134**

Dear Mr. Baker:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 18

History of our Mineral Claim, page 19

1.   We note you response to comment five, of our letter dated January 23, 2008, in which you state that "Woodburn Holdings does not provide consulting services." We also note the disclosure in the third paragraph of this section of the prospectus that states "Woodburn is a corporation Mr. Baker uses to conduct a portion of his personal business for the receipt of money for services rendered ...." (emphasis added). Please identify the nature of the services rendered by Mr. Baker.

Other Mining Claims held by Woodburn Holdings Ltd., page 28

2.   Please expand the initial paragraph to disclose the date(s) on which Mr. Baker ended his affiliation with Sterling Gold Corp. as an officer and director and also as a shareholder.

Management's Discussion and Analysis, page 30

3.   Please expand your fourth milestone to disclose the estimated minimum and maximum amount of funds that may be necessary in the event the company decides to conduct further exploration, and in the event mineralized material is discovered, to proceed with a program of developing the property. Also discuss the sources of funding.

Executive Compensation, page 33

4.   Please update this section.

Financial Statements

5.   Please update the financial statements as required by Item 310(g) of Regulation S-B.

6.   Provide a current consent of the independent accountant.

Part II

Item 28. Undertakings

7.   We note your response to comment 16 of our letter dated January 24, 2008 and we reissue in part our prior comment. Please advise us why the company has provided the undertakings for both Items 512(f) and 512(g)(2) of Regulation S-B. In addition, we note that the company has included duplicative disclosure of Item 512(f) of Regulation S-B. Please revise to remove duplicative disclosure.

<u>Closing Comments</u>

  As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

  Please contact Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.

        Sincerely,

        John Reynolds
        Assistant Director

cc: Conrad C. Lysiak, Esq.
  Fax: (509) 747-1770